

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Sharon L. Hollis
Chief Executive Officer
InnovaQor, Inc.
400 S. Australian Avenue, Suite 800
West Palm Beach, FL 33401

      Re: InnovaQor, Inc.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed September 7, 2022
          File No. 000-33191

Dear Ms. Hollis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Thomas Cookson